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                                               Filed Pursuant to Rule 424(b)(3)
                                                          File Number 333-96335
           Prospectus Supplement to Prospectus dated April 10, 2000

                              [LOGO OF EXELIXIS]

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    The purpose of this prospectus supplement is to reflect a change in the mathematical calculation of the weighted average number of shares outstanding of Exelixis' stock used to calculate the net loss per share and pro forma net loss per share, basic and diluted, for the years ended December 31, 1997, 1998 and 1999.

    The revised net loss per share, basic and diluted, for the years ended December 31, 1997, 1998 and 1999 were $9.97, $7.88 and $4.60, respectively, compared to amounts of $8.76, $3.83 and $3.47, respectively, previously reported on page 5, "Summary Financial Data," and page 19, "Selected Financial Data." Further, revised pro forma net loss per share, basic and diluted, for the year ended December 31, 1999 was $0.70 per share, compared to $0.67 per share as previously reported on page 5, "Summary Financial Data," and page 19, "Selected Financial Data." In addition, the change to the calculation of the weighted average number of shares outstanding affected the share and per share amounts on pages F-4, F-9, F-10, F-18, F-19, F-22 and F-37 of the financial statements.

    All of the information in the prospectus regarding the number of shares outstanding at the time of the initial public offering is correct. The revised net loss per share amounts also had no impact on Exelixis' previously reported revenues, net loss, cash flows or balance sheets for any period.

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                  Prospectus Supplement dated April 25, 2000.